                       Filed by Mittal Steel Company N.V.
                       Pursuant to Rule 425 under the Securities Act of 1933 and Deemed Filed Pursuant to Rule 14a-12 of the Securities Exchange Act of 1934
                       Subject Company: International Steel Group Inc. Commission File No.: 333-121220

Additional Information and Where to Find It

Mittal Steel has filed with the Securities and Exchange Commission a registration statement on Form F-4 that includes a preliminary proxy statement of ISG and a preliminary prospectus of Mittal Steel and other relevant documents in connection with the proposed merger involving Mittal Steel and ISG. In addition, Mittal Steel will publish and make available to shareholders of Mittal Steel, and file with Euronext Amsterdam N.V., a prospectus and shareholders circular. Investors and security holders are urged to carefully read the prospectus regarding the proposed merger when it becomes available because it will contain important information and to exclusively base their investment decision on this prospectus once available. Investors and security holders of Mittal Steel and ISG are urged to read the definitive proxy statement and prospectuses and other relevant materials when they become available because they will contain important information about Mittal Steel and ISG and the proposed merger. Investors and security holders may obtain a free copy of these materials (when they are available) and other documents filed with the Securities and Exchange Commission at the SEC's website at www.sec.gov. Mittal Steel and ISG and their respective executive officers and directors may be deemed to be participants in the solicitation of proxies from the ISG stockholders with respect to the proposed merger. Information regarding the interests of these officers and directors in the proposed merger is included in the preliminary proxy statement/prospectus contained in the above-referenced registration statement on Form F-4 initially filed with the SEC on December 14, 2004, as amended on February 3, 2005. You may obtain documents filed with the SEC by Mittal Steel free of charge if you request them in writing from Mittal Steel Company N.V., 15th Floor, Hofplein 20, 3032 AC Rotterdam, The Netherlands, or by telephone at +31 10 217 8800. You may also obtain documents filed with the SEC by ISG free of charge if you request them in writing from Investor Relations, International Steel Group Inc., 4020 Kinross Lakes Parkway, Richfield, Ohio 44286-9000, or by telephone at (330) 659-7430.

                            Mittal Steel Company N.V.

                  Fourth Quarter 2004 Earnings Conference Call

                           Conference Call Transcript

                                February 10, 2005

                         10:30 AM Eastern Standard Time
________________________________________________________________________________

OPERATOR

Good morning, and welcome to the Mittal Steel Fourth Quarter Earnings conference call. At this time all participants have been placed on the listen only mode and the floor will open for questions following the presentation. As a reminder this call is recorded. It is now my pleasure to turn the call over to Ms. Nicola Davidson. You may begin.
________________________________________________________________________________

NICOLA DAVIDSON - MITTAL STEEL

Today's presentation will be given by Lakshmi Mittal, Chairman and Chief Executive of Mittal Steel, and Aditya Mittal, President and CFO. Also present is Malay Mukherjee, Chief Operating Officer. This conference call contains certain forward-looking statements. Forward-looking statement include, for example, statements about our results of operations and expectations, and what we anticipate or believe, the management's plans and objectives for future operations. Although we believe the expectations are reflected in such forward-looking statements are reasonable, there can be no assurances that such expectations will prove to have been correct. Actual results may differ materially from those implied by such forward-looking statements on account of known and unknown risks and uncertainties. Additional information concerning factors that could cause actual results to materially differ from those in the forward looking statements contained in Mittal Steel's filings with the Securities and Exchange Commission. I now have pleasure in passing you to Mr. Lakshmi Mittal.
________________________________________________________________________________

LAKSHMI MITTAL - MITTAL STEEL - CHAIRMAN & CEO

Thank you Nicola. Good day and welcome to this conference call for Mittal Steel inaugural results. This is an important day for us, as these are the first results the company has announced since the acquisition of LNM Holdings by Ispat International to form Mittal Steel Company. I will start the call by giving you an overview of 2004, before passing you to our Mittal president and CFO, who will talk you through the numbers. We will then answer any questions you might have.

We are very pleased to report record fourth quarter and 2004 year-end results. We had an operating income of $6.1 billion for the year 2004, and net income of
4.7 billion dollars. 2004 was an excellent year for Mittal. Now I will give you the overview of 2004 year, 2004 has been very strong global demand. We completed a number of strategic acquisitions which further enhanced our global position. On 17th of December, we formed Mittal Steel with the merger of LNM Holdings and Ispat International N.V. As I said, we had a very strong inaugural results. In the year 2004, we acquired, we made very strategic acquisitions, we completed the acquisition of Ispat Polska in Poland, and we acquired BH Steel in Bosnia, and we also acquired Balkan Steel in Macedonia, and Lupia Iron Ore Mines in Bosnia. That has put us in a very leading position, or the largest producer in Central and Eastern Europe with the production of 15.5 million tons. Second we completed the -- we increased our holdings in Iscor, South Africa's largest producer of steel, over 50% to majority control. And finally we announced the acquisition of ISG on 25th of October, 2004.

The results for the year 2004, we had, the results for 2004 have been divided into two parts, one, results for Q4 2004, We had shipments of 10.1 million tons. The value of $6.2 billion, operating income $1.7 billion, operating margin 27.9%. If you look at the full year results, there are total shipments of 42.1 million tons, revenues of $22.2 billion, operating income $6.1 billion, operating margin, we maintained throughout the year at 27.7%.

These results were underpinned by strong global demand for our products across all markets. If we compare with 2003, prices improved by 54% in 2004. Price variation for the fourth quarter, 2004 improved 9% compared with Q3 2004.

Moving forward, we are reporting in three major regions. This line splits out the shipments, revenue and operating income. For Q4, 2004 in Americas, we had shipments of 2.8 million tons, revenue of $1.8 billion, operating income of US $483 million. For the full year, 2004, in America, we had shipments of 12.1 million tons, revenue of $6.6 billion, operating income of $1.6 billion.

Second we have Europe, in the fourth quarter we had shipments of 4.5 million tons, revenue of $2.8 billion, operating income of $480 million. And for the full year 2004 in Europe we had shipments of 18 million tons, revenue of $9.9 billion, operating income of $2 billion.

The rest of the world, which includes Africa and Kazakhstan, shipments in the fourth quarter of 2.8 million tons, revenue $2.2 billion, operating income $688 million, and if we look at the full year for the rest of the world, shipments
11.9 million tons, revenues $7.6 billion, operating income $2.4 billion.

Now I will give you a market outlook for Q1, 2005. Every sales price in Q1 are marginally higher. I'll give you our outlook for three regions, America, Europe and the Rest of the World. We believe that in Q1 there will be some inventory corrections that take place. Our shipments will be flat to modestly up, and prices will be moderately higher for Q1 2005. In Europe, the same situation, that we believe that inventory corrections are taking place. Our shipments will be flat to modestly down, and pricing will be higher than Q4. The Rest of the World, the correction of inventory in domestic markets, shipments flat to modestly higher, and pricing modestly higher. This is clear here that between fourth quarter, and first quarter of this year, inventory corrections are taking place, and we hope that this inventory correction will take place within the next two months, that is [inaudible].

On raw material, we are, Mittal Steel is better protected by small raw material supplies. If those on the web can see, our raw materials situation, or total requirement for iron ore is 45.8 million tons and we have from our own captive source, 18.1 million tons. This also excludes the long-term contract with agreed pricing formula which we have [inaudible] and it does not include ISG numbers, all the raw materials situation is without ISG.

For DR pellets our total requirement is 12.5 million tons and from our captive source we have 5.6 million tons. On coal, our total requirement is 24.6% and our captive sources supply 7.6 million tons. On coke our total requirement is 16.4 million tons, and our captive sources generate 17.5 million tons, which means that the group as a whole is coke surplus.

[inaudible] which is the [inaudible] substitute, our requirement is 7.3 million tons, and our captive sources from our plants in [inaudible] Mexico, Germany and Canada, we produce about 9 million tons, and we have surplus [inaudible] for marketing.

Our global position has shown that our sales are very diversified, geographically, this is before the ISG merger. In America we have 49% shares, in Europe we have 37% shares, and Rest of the World we have 34%.

This geographic diversification is led by foreign diversification. Mittal Steel produces a range of flat and long products to service every market segment, including wire rod, coated products, cold core products, hot core products, slabs tubes and pipes, and also plates.

Quoting our strategy going forward. Our strategy going forward is to further build, continue to build our global position. We want to remain a low-cost high margin producer. We want to implement a capital expenditure program, enhance productivity, product mix improvement, environment and safety. We have been the leader in industry consolidation, and we continue to [inaudible], further industry consolidation and we will continue to work enhancing long-term shareholder value. With this I hand it over, to let Aditya who will walk you through the balance sheet.
________________________________________________________________________________

ADITYA MITTAL - MITTAL STEEL - PRESIDENT AND CFO

Thank you very much. As was mentioned earlier, 2004 was a record year for Mittal Steel. The accounting has been done using pooling of interests. So what you see are the composite financials of both LNM Holdings and Ispat International together for 2004 and 2003. Furthermore, as mentioned earlier, we have done a number of acquisitions in 2004. And therefore the results for 2003 are not entirely comparable with 2004. Nevertheless in 2004 we recorded sales of $22 billion, EBITDA of approximately $6.8 billion, and operating margin of 27.7%. The operating income was $6.1 billion and the net income $4.7 billion. EPS per share, $7.31. Clearly these results are very strong, and I think they primarily reflect true characteristics [inaudible] between 2005 as well.

Of course we received the benefits of being a global company, in terms of improved operating performances and efficiencies at all of our operations, and better control over our raw material costs. Number two, we vertically integrated, and we see the benefit in terms of the higher margin in terms of our captive ore and coal.

And lastly, we have seen the positive effect of the consolidation of the steel industry in the fourth quarter in terms of the market we operate. So, clearly consolidation is changing the environment of the global steel industry.

Moving to a comparison with the fourth quarter with the third quarter. The most significant change between the third and the fourth quarter is the fact that our shipments are down. Shipments are down by about 8% due to shipping delays and planned outages. I think we are a bit ahead in the slide show, just going to go back one slide. This has impacted the results. As we can see, sales are marginally down and prices are higher in the fourth quarter compared to the third, but operating income is down by about 11%. We can see this in operating margin, and net income has other income increased as well as FAS 101 in terms of the deferred income tax and that's where you see the increase in net income.

As we move forward to liquidity and capital resources, this is providing a quick snapshot of the highlights of the balance sheet. What is interesting is that our working capital position continues to remain strong in 2004, with $6.9 billion of current assets and $4.2 billion of current liabilities, resulting in a net working capital of $2.752 billion. In 2004 we have also added almost $1.1 billion in terms of our AR and inventory increasing the working capital amount by that figure within the year.

Let us talk about the net debt position. The net debt position as of 31 December, 2004, is the following. Gross debt including dividend payable to the controlling shareholder is $3.63 billion. Cash and cash equivalents which include non-restricted cash amounts and short-term investments is $2.634 billion resulting in a net debt position of $996 million, or less than $1 billion for the company as a whole. If we include the transaction consideration payable to ISG, as well as the ISG net debt number, we arrive at a pro forma net debt number of $3.355 billion.

If we move forward, let us talk about the capital expenditure plan of the company for 2004 and 2005. The CapEx for 2004 was $898 million, compared to depreciation of $553 million. More interestingly, a lot of the CapEx within the organization occurred in the second half of 2004, and I will get into more detail later on as to what this CapEx was about.

In terms of 2005, the anticipated capital expenditure of Mittal Steel including ISG is approximately one and a half. I want to try and highlight what some of the key projects will be in terms of our CapEx spend of $1.5 billion for 2005. If we start with our operations in Poland, we have five key projects. We would like to modernize the Hotship Mill. We started the modernization program of the wire rod mill, I want to set up a new continuous caster installation of a nuclear [inaudible] line, that project has also commenced already. And a new coke oven factory. The combined CapEx for these five projects is approximately $625 million. Not all of these projects will come on stream in 2005, most of them will come on stream in 2006. The focus of the CapEx program is to improve the product quality and productivity of Polish operations, of our Polish operations so we can cater to the higher value added segment of the market.

If we move to South Africa, we're in the process of rebuilding a coke oven factory of 700,000 tons, and have just installed a BCI Injection system in that facility. That's $130 million of CapEx for South Africa. In our facilities in Kazakhstan Mittal Steel [inaudible] we have just completed the installation of the first continuous slab caster by the end of December, and we'll move forward that CapEx in terms of a second continuous slab caster. A new Coke oven factory, color coating lines and iron ore modernization. The iron ore modernization scheme is interesting in Kazakhstan where we intend to be completely self sufficient in iron ore requirements, which will basically mean that we will be increasing our iron ore production through acquisitions and modernization of approximately 2.5 million tons in 2005. That CapEx amount is $250 million. Moving onto Romania, Mittal Steel Galati, we continue to improve the product quality there through the reconstruction of a pickling line. We are reconstructing and modernizing a blast furnace there as well, 1700 cubic feet, but that is primarily to take care of the reline requirement of the other blast furnaces in Romania. We're building a coke oven factory there as well, and the total expenditure expected in Mittal Steel Galati is $150 million.

Let us just spend a few minutes on the major projects in 2004 and what they were. In Poland we recommissioned a coke oven factory and we installed a BCI system. In Kazakhstan, as I mentioned earlier, we have finished the installation of the continuous slab caster which means that the company is moving from ingot cast to continuous cast production in Kazakhstan, and we talked a little bit earlier on the acquisition of iron ore mine -- the specific name of the company is Atansor and this year should be producing 1.4 million tons.

In Galati we installed a new slab caster and we reconstructed a coke oven factory in our facilities in Algeria. We installed a new barmer with a capacity of 400,000 tons, and because we're vertically integrated, we can increase the ore production in Canada through the recommissioning of our DRI plant in [inaudible].

Lastly, again, in the spirit of improving the value added production within the organization, we installed an [inaudible] gaster furnace in our facility in Mexico which enables us to produce automotive quality slabs at our plant in Mexico.

In terms of our dividend policy, we have proposed a dividend policy for the year 2005. It's US $0.10 per share per quarter starting in the second quarter of 2005. Clearly this needs to be approved by the shareholders of Mittal Steel. This is a modest dividend, but I think it is in line with our growth strategy and appropriate for the company.

I just want to spend a couple of minutes before I conclude on our recent developments. We should all be aware that we signed the strategic acquisition agreement of the stake in Hunan Valin Steel Tube and Wire. That is the first time a foreign steel company has been allowed to take a significant stake in a steel making facility in China.

Both the rating agencies S&P and Moody's have upgraded the corporate rating of Mittal Steel's investment grade, and we have also arranged an unsecured credit facility from various banks of $3.2 billion. The tenure is five years, and the use of this facility is half of it will be used for the cash consideration of ISG, $500 million to refinance existing debts which are at higher cost, and the remaining will be for general [inaudible].

I would like to spend some time talking about the proforma results of the company including ISG. As mentioned earlier these proforma results assume the maximum issuance of shares, and exclude purchase accounting effects. I would also urge everyone to refer to ISG's financial statements for further information. Very quickly the sales, proforma sales for 2004 is $31.2 billion, with an EBITDA of $7.6 billion and a net income of $5.7 billion.

EPS is $8.13, the gross debt of the proforma entity which includes the dividend payable, cash to ISG, as well as ISG net debt, $6.5 billion. Cash and cash equivalents, $3.2 billion, resulting in a net debt of $3.35 billion. Proforma with ISG, the company shipped 57.6 million tons of steel in 2004.

The last slide which I'm going to talk about is the first quarter 2005 outlook. As mentioned earlier, we see a stronger pricing environment in 2005 first quarter, therefore we forecast an operating income similar to Q4 2004, with a marginal increase in shipments, yet a significantly higher tax rate. We would expect to see a tax rate of around 25% in the first quarter of 2005, which would be markedly different from what we have seen in 2004, or in the fourth quarter of 2004.

With that I'll hand it over to our chairman. Thank you.
________________________________________________________________________________

LAKSHMI MITTAL - MITTAL STEEL - CHAIRMAN & CEO

Thank you Aditya. With Aditya's presentation I would like to announce two highlights of our performance, highlights of what we are going to do in 2005. In 2004 we had a very strong result driven by high global demand. We have been able to strategically position ourselves in all key markets. We have been focusing to remain a low-cost high-margin producer, and we will continue to focus on remaining a lost-cost and high-margin producer. [inaudible] cost volatility, we have been able to create a very strong balance sheet which allows us further growth in future. Hunan Valin Steel Tube and Wire acquisition will be completed by the end of the second quarter 2005. ISG acquisition is expected to complete by the end of the first quarter 2005. The creation of Mittal Steel has established a truly global steel company which [inaudible] diversification. With this I now open the call for questions. Thank you.

QUESTION AND ANSWER

________________________________________________________________________________


OPERATOR
________________________________________________________________________________

(OPERATOR INSTRUCTIONS) Julien Onillon, HSBC.
________________________________________________________________________________

JULIAN ONILLON - HSBC - ANALYST

Yes, good afternoon, Hi. I ask three questions in fact, for technical based question. The first, you mentioned in your press release that you are expecting 62 million tons of shipping, shipment for next year, for this year, sorry. Does it include, because it seems to my recollection I believe it's including ISG for the full year and not only for nine months. Am I correct in making that assumption? The second question on the tax rate, your tax rate this year has been quite low and you mentioned that it will increase significantly, could you give us an idea proforma what would be the new tax rate for 2005, approximately, the figures, I would say in approximation. My third question will concern the US and your merger with ISG and the consequence in part. We asked already the question a long time ago about the restructuring and the synergy but do you have today an idea at minimum in term of what could be or do you plan to do some restructuring which could have some impact on your profit or restructuring cost for 2005? Thank you.
________________________________________________________________________________

ADITYA MITTAL - MITTAL STEEL - PRESIDENT AND CFO

Okay, Julian you are absolutely right in terms of your first question 62 million tons is proforma to ISG, that serves as a rough guide as to what will be the change in the operating income for the whole company in 2005. It is possible that the shipment could actually be lower but the operating income could stay the same. In terms of the tax rate, we are guiding everyone to 25% to 30% tax rate, this basically is a statutory tax rate of our combined operation in terms of our facilities and in Central and Eastern Europe, they operate in a lower tax jurisdiction. Poland for example of 16% I believe Czech Republic is 19%, Romania is also around 16% now. We have a higher tax rate obviously in the US at 38 and South Africa has a little higher tax rate, so the integrated tax environment for the organization is around 25%. However in local currency you could have some currency effect which could have an impact on the tax rate that's why we're guiding people to 25% to 30%. In terms of ISG I will turn it over.
________________________________________________________________________________

LAKSHMI MITTAL - MITTAL STEEL - CHAIRMAN & CEO

The acquisition of ISG offered great synergy for our US operations and as ISG becomes part of the global steel company it will also have benefits in purchasing because you have a strong position of power here in terms of raw material and supplies and you have a global reach in terms of our purchasing. Secondly this will also help both sides of the group in product development, we can spend money on research and development and we can serve our customers much better in Europe as well as globally. Some of the customers would like to have uniform standards in terms of buying specifications, they will have opportunity here to deal with one global company and those specifications can be used by our other subsidiaries in supplying the products.

Obviously there are synergies in, operating synergies in US with Inland Steel and ISG, we have not yet identified any of the synergies number yet, and once we close the transaction we will be able to announce more specifics.
________________________________________________________________________________

JULIAN ONILLON - HSBC - ANALYST

I'm sorry are you expecting also some costs - restructuring costs due to the synergy you want to deliver?
________________________________________________________________________________

ADITYA MITTAL - MITTAL STEEL - PRESIDENT AND CFO

At this present time Julian we're not elaborating much, but we're not specifically planning any massive restructuring costs at ISG or at Inland. The idea is that both of these operations are complimentary to each other and create a platform for the strongest steel company in the United States.
________________________________________________________________________________

JULIAN ONILLON - HSBC - ANALYST

Okay thank you very much.
________________________________________________________________________________

OPERATOR

(OPERATOR INSTRUCTIONS) Wayne Atwell, Morgan Stanley
________________________________________________________________________________

WAYNE ATWELL - MORGAN STANLEY - ANALYST

Thank you. Two questions, it's amazing to listen to all of the acquisitions you've made. I haven't heard anything about you building any new steel mills, any new capacity, and I'm not suggesting you should, but what would motivate you to build a new steel mill, and maybe the answer is nothing, but what would motivate you to build a new steel mill and if you did where would you build it? And the second question, where are you looking at buying new capacity. Where would you think the opportunities are to expand and buy new companies?
________________________________________________________________________________

LAKSHMI MITTAL - MITTAL STEEL - CHAIRMAN & CEO

I think there are enormous surplus capacities in the world why one should build a new capacity. One should try to acquire some underperforming companies and try to improve their productivity and production and improve their product mix. I do not support building a totally new capacity, but today if you see around the globe China is putting up new steel capacity, but there the situation is very different. There is a lot of discussion in OECD in Paris to have certain discipline on this, but the talks have not succeeded yet, but I do not believe that one should really look at building new greenfield projects in the industry.
________________________________________________________________________________

ADITYA MITTAL - MITTAL STEEL - PRESIDENT AND CFO

In terms of acquisition basically we are focused on Central and Europe like we have, we are interested in Africa and Poland and Czech Republic. Central and Eastern Europe also includes Turkey. We have an expressed interest in Ergamere, we continue to remain interested in the situation in Ukraine [inaudible]. So clearly that whole region we expect to be growing. We have just announced our interest in Hunan Valin in China, we have indicated that there's a flashpoint for future growth. So there is clearly some opportunity in Asia as well. Other than that we want to continue consolidating our presence in whichever markets we are present.
________________________________________________________________________________

WAYNE ATWELL - MORGAN STANLEY - ANALYST

Great, and just a follow up, it seems like China is the most dynamic market in the world with the most growth, there's obviously, it maybe is a bit more challenging market to make acquisitions, but one would assume that if you wanted to get a lot bigger that would be an area of pretty fertile prospecting. Are we likely to see a major push in that area or are you going to get your feet wet slowly in terms of how it works for you?
________________________________________________________________________________

LAKSHMI MITTAL - MITTAL STEEL - CHAIRMAN & CEO

This is the first time when we have been allowed to be equity partner with any China steel company and this offer has the opportunity to enter into China as an equity partner rather than only being a joint venture partner, and it gives us the platform to learn more about China and see what are the different opportunities. The consolidation wave in China at this time beginning with [inaudible] announcing consolidation, and other steel [inaudible] announcing. So we have to watch and see how things evolve.
________________________________________________________________________________

WAYNE ATWELL - MORGAN STANLEY - ANALYST

Thank you very much.
________________________________________________________________________________

OPERATOR

(OPERATOR INSTRUCTIONS) Peter Marcus, World Steel Dynamics.
________________________________________________________________________________

PETER MARCUS - WORLD STEEL DYNAMICS - ANALYST

I have two questions please. The first is as Mittal Steel considers acquisitions and as it grows larger is there a possibility that you will be issuing a significant number of common shares so that the liquidity of the stock will go up substantially?
________________________________________________________________________________

LAKSHMI MITTAL - MITTAL STEEL - CHAIRMAN & CEO

Okay so what is the second question?
________________________________________________________________________________

PETER MARCUS - WORLD STEEL DYNAMICS - ANALYST

The second question is about on the international market there is going to be a very substantial increase in iron ore prices, perhaps 40% and perhaps more, and I'm curious where you can avoid paying such a large increase such as purchasing in South Africa or what's happening with Amexa they have some of their own [indiscernible], expose you to paying that large international price increase.
________________________________________________________________________________

LAKSHMI MITTAL - MITTAL STEEL - CHAIRMAN & CEO

I'll answer the second question first. I hope that there is no substantial price increase in iron ore, but as a group, as I explained during my presentation that we have about 40% of our iron ore supplied from our captive sources, and as well as that we have acquired some new iron ore mines in Kazakhstan producing another
2.5 million tons going forward, so we will continue to look for opportunities to grow our own captive sources in iron ore and coal. The point is that if we say, we have to acquire the raw material sources close by our manufacturing, otherwise the freight elements will really offset the cost saving, so we are carefully examining this and if there is an opportunity we will look into this.

Common shares now we have two currencies to offer going forward, one is cash [inaudible] and second our stock, because we believe that these two currencies should be utilized prudently by us whenever there is an opportunity.
________________________________________________________________________________

PETER MARCUS - WORLD STEEL DYNAMICS - ANALYST

Thank you.
________________________________________________________________________________

OPERATOR

(OPERATOR INSTRUCTIONS) Skelly Mattu of Spellman Financial.
________________________________________________________________________________

SKELLY MATTU - SPELLMAN FINANCIAL - ANALYST

Hello congratulations for the excellent results you had this quarter. Just one question, as far as I know Mittal Steel has about 15,000 employees and while ISG has about the same number of employees, right?
________________________________________________________________________________

LAKSHMI MITTAL - MITTAL STEEL - CHAIRMAN & CEO

The employee count at Mittal Steel is about 150,000 and ISG is 15,000, a lot of it has to do with the fact that we're working to integrate, we have our own iron ore mine and coal mine, power generation facilities, and some of our facilities in Central and Eastern Europe as well as in the rest of the world are not as productive as some of our western facilities and that is an area of opportunity for us going forward.
________________________________________________________________________________

SKELLY MATTU - SPELLMAN FINANCIAL - ANALYST

I just want to ask how do you plan to show the differential in productivity between Mittal and ISG?
________________________________________________________________________________

LAKSHMI MITTAL - MITTAL STEEL - CHAIRMAN & CEO

There is a long answer to this short question, but I will try to answer in a very short way. We are making investment in these companies to first modernize these facilities and as a global company we are able to benchmark all these companies with the best international practices in terms of productivity, in terms of performance, in terms of product, so we have already begin this process and the group has this process of benchmarking the group has a process of knowledge management program, so all these actions are being taken and every year we are improving productivity in these companies and this process will continue. And as I've already said that there is a difference in productivity between some of our Central and Eastern Europe plants, and our [inaudible] plants, to improve their productivity and we will continue to do this and this offers us great opportunity.
________________________________________________________________________________

SKELLY MATTU - SPELLMAN FINANCIAL - ANALYST

Thank you, could you give us an estimate how the headcount numbers would look like next year?
________________________________________________________________________________

LAKSHMI MITTAL - MITTAL STEEL - CHAIRMAN & CEO

We haven't, this is very difficult to give those, but overall I think that we will reduce our head count in total [inaudible] companies between 8-12%.
________________________________________________________________________________

ADITYA MITTAL - MITTAL STEEL - PRESIDENT AND CFO

When we say, to clearly, it's not applicable to the whole organization, it's not applicable to our Central and Eastern European facilities and central Asia.
________________________________________________________________________________

SKELLY MATTU - SPELLMAN FINANCIAL - ANALYST

Thank you very much.
________________________________________________________________________________

OPERATOR

(OPERATOR INSTRUCTIONS) Roger Murphy, Deutsche Bank.
________________________________________________________________________________

ROGER MURPHY - DEUTSCHE BANK - ANALYST

I just want to ask you a bit more about your comments about steel prices and inventory. In Europe you referred to an inventory correction across the world and in Europe prices are a little higher. Could you, I mean there's been talk about a EUR 30 price increase but some of the trade press has speculated that prices have gone up maybe EUR 10 if at all. Could I ask you to talk a little bit more about that and the prospect which has been speculated about for a further price increase into the second quarter?
________________________________________________________________________________

LAKSHMI MITTAL - MITTAL STEEL - CHAIRMAN & CEO

We are really not discussing the specific price increase and the price market, but what we are saying is that in our market in our product, we are seeing a price increase. We really will not discuss the individual price increase whether it is EUR 30 or EUR 10.
________________________________________________________________________________

ROGER MURPHY - DEUTSCHE BANK - ANALYST

And in terms of inventories?
________________________________________________________________________________

LAKSHMI MITTAL - MITTAL STEEL - CHAIRMAN & CEO

In terms of inventories, everyone knows that there has been some build up in inventories in fourth quarter and I am happy to see that all the producers are really concerned about this inventory build up and we believe that this inventory will get corrected in the first quarter, if you see [inaudible] companies have already announced production cuts, so there is a process going on to reduce the inventories and to have it at a reasonable level.
________________________________________________________________________________

ROGER MURPHY - DEUTSCHE BANK - ANALYST

Okay, thanks very much.
________________________________________________________________________________

OPERATOR

(OPERATOR INSTRUCTIONS) Michelle Applebaum, MAR Research.
________________________________________________________________________________

LAKSHMI MITTAL - MITTAL STEEL - CHAIRMAN & CEO

Hi Michelle, how are you?
________________________________________________________________________________

MICHELLE APPLEBAUM - MAR RESEARCH - ANALYST

Hi, well, thank you. I wanted to ask you, I understand I've heard some good things about what's going on with the labor conversations here in Chicago could you give us an update on that?
________________________________________________________________________________

LAKSHMI MITTAL - MITTAL STEEL - CHAIRMAN & CEO

You know that when we acquired ISG we have signed an agreement with the union to really replicate the labor contract what was signed between ISG and USWA and based on this agreement the negotiations are going on and we believe that within the next couple of days we will have signed up the agreement with USWA.
________________________________________________________________________________

MICHELLE APPLEBAUM - MAR RESEARCH - ANALYST

That's terrific. Are you at that time going to be able to talk about the financial impact and the savings from the new contract?
________________________________________________________________________________

LAKSHMI MITTAL - MITTAL STEEL - CHAIRMAN & CEO

Once the transaction is closed I think that would be an appropriate time to announce these savings.
________________________________________________________________________________

MICHELLE APPLEBAUM - MAR RESEARCH - ANALYST

Okay, also if I may a second question, Steel Dynamics said in their conference call that their orders in the month of January were the highest that they had had since last April, and that was sort of a couple of months into the recovery. Are you seeing kind of similar trends across your various businesses in the US?
________________________________________________________________________________

LAKSHMI MITTAL - MITTAL STEEL - CHAIRMAN & CEO

We are seeing a different situation, we are not seeing any upswing in January over [inaudible].
________________________________________________________________________________

MICHELLE APPLEBAUM - MAR RESEARCH - ANALYST

I'm sorry --
________________________________________________________________________________

ADITYA MITTAL - MITTAL STEEL - PRESIDENT AND CFO

The [inaudible] environment clearly remains strong, these orders were they the highest in terms of revenue or in terms of tons?
________________________________________________________________________________

MICHELLE APPLEBAUM - MAR RESEARCH - ANALYST

Tons actually, volume.
________________________________________________________________________________

ADITYA MITTAL - MITTAL STEEL - PRESIDENT AND CFO

We are seeing the same.
________________________________________________________________________________

MICHELLE APPLEBAUM - MAR RESEARCH - ANALYST

So your orders in the month of January have shown a pick up over the second half?
________________________________________________________________________________

ADITYA MITTAL - MITTAL STEEL - PRESIDENT AND CFO

For the second half? Slight.
________________________________________________________________________________

LAKSHMI MITTAL - MITTAL STEEL - CHAIRMAN & CEO

We are not seeing any significant change in the order position. Because if you look at Europe our 60% to 70% is contract business.
________________________________________________________________________________

MICHELLE APPLEBAUM - MAR RESEARCH - ANALYST

Okay, and you're just speaking really to your current US holdings, you can't comment yet on ISG.
________________________________________________________________________________

LAKSHMI MITTAL - MITTAL STEEL - CHAIRMAN & CEO

Yes.
________________________________________________________________________________

MICHELLE APPLEBAUM - MAR RESEARCH - ANALYST

Okay, thanks.
________________________________________________________________________________

OPERATOR

(OPERATOR INSTRUCTIONS) John Green, Luxor Capital.
________________________________________________________________________________

JOHN GREEN - LUXOR CAPITAL - ANALYST

Hi, I just had a couple of questions with respect to the South African operations. I was wondering if it was possible for you to increase your ownership stake in the Iscor operations beyond the

51%, and if you expect to do that over time, and the second question was I was just wondering with respect to iron ore production in South Africa if it was possible for you to use some of that iron ore capacity to service other Mittal operations?
________________________________________________________________________________

ADITYA MITTAL - MITTAL STEEL - PRESIDENT AND CFO

Okay, good questions. In terms of increasing equity ownership, clearly we can increase equity ownership if we would like to. We have not done so in the past and I have no current plan. In terms of, the second question in terms of iron ore, the iron ore is governed by an agreement in which our South African subsidiary has a direct equity share in the mine, so that's capped by the amount of production that they can off take. If we were to sell it to our other subsidiaries, we are prohibited from selling to our other subsidiaries, that does not mean that we cannot expand our iron ore intake for consumption in South Africa if the South African mines also have development plans, so we have the right to piggyback on development plans to increase the off take of iron ore to be consumed in South Africa though.
________________________________________________________________________________

JOHN GREEN - LUXOR CAPITAL - ANALYST

Okay, thanks.
________________________________________________________________________________

OPERATOR

(OPERATOR INSTRUCTIONS) Duncan McLean, Apsias.
________________________________________________________________________________

DUNCAN MCLEAN - APSIAS - ANALYST

Hello you mentioned that there was surplus capacity in the world, and I'm just wondering if I look at you know the low cost producer in the world, Brazil and India, Brazil's going to be more of a net importer this year than last, India's moved to become a net importer and then look at the other big exporters, Japan's going flat out, it seems that Russia is going flat out and I assume China is, I'm just wondering where you actually think this surplus capacity exists at the moment?
________________________________________________________________________________

LAKSHMI MITTAL - MITTAL STEEL - CHAIRMAN & CEO

There is surplus capacity, even the [inaudible] steel company, there is surplus capacity. Globally you will see all the steel plants have capacity, already existing. Either they have been cooled down or they would get ready as the rise in demand in their region and globally.
________________________________________________________________________________

ADITYA MITTAL - MITTAL STEEL - PRESIDENT AND CFO

For example, as a group, we have surplus capacity as well. We have ISG is producing less than what the former units that they acquired are producing, and that's because we want to create an appropriate product offering to the market which is in line with our cost curve. If you look at our operations in Eastern Europe we have production restrictions in Poland, and production restrictions in Czech Republic as well which expire in two years. There still is significant capacity which is there, not all of it has been brought on stream in 2004, because the raw material situation has been tight in terms of availability as well as in terms of price, and if the raw material situation were to ease up and certain restrictions or certain market dynamics would change, you could see an increase in capacity and therefore shipment in the steel industry.
________________________________________________________________________________

DUNCAN MCLEAN - APSIAS - ANALYST

What sort of a number would you put on this, because I know that you've got maybe 10 million tons, but you see perhaps this is capped in certain areas by Poland, for example, by agreements with the government, etc., but it this was 50 million tons which is a big number and we're not seeing greenfield expansions outside of China, and that's only one's years' incremental demand, and do you think it could be more than 50 million tons?
________________________________________________________________________________

LAKSHMI MITTAL - MITTAL STEEL - CHAIRMAN & CEO

I think the global capacity should be roughly 400 million tons.
________________________________________________________________________________

ADITYA MITTAL - MITTAL STEEL - PRESIDENT AND CFO

So you would define the ore capacity as 100 to 150 million tons going forward. Obviously some of that is not productive at any level but some of it is.
________________________________________________________________________________

OPERATOR

(OPERATOR INSTRUCTIONS) Julian Onillon, HSBC.
________________________________________________________________________________

LAKSHMI MITTAL - MITTAL STEEL - CHAIRMAN & CEO

Yes just two other questions on the strategy and your acquisition strategy in East Europe. You mentioned that you will be interested again in [inaudible] coming back to the market, that is likely today. [inaudible] last year when you tried to bid for the company you bid together with US Steel but it was another situation where you did not have the size you have today. In your idea today if you bid again and there is the possibility to bid again will you do it by yourself alone or you will try again to do it with US Steel. Second question is also again about East Europe and maybe Russia. For the time being we have not seen any major acquisition from you in Russia. We know that there is many movement there, and we see also the Russian [inaudible] do you think that there will also have opportunities for your growth in the future in Russia? Thank you.
________________________________________________________________________________

LAKSHMI MITTAL - MITTAL STEEL - CHAIRMAN & CEO

[inaudible] the tender documents are not yet out and when we had participated in this tender at the time we definitely has US Steel [indiscernible] the group has also changed its dynamics, have changed up to now, a private company and a public company has merged together, so we are in a very different situation and once we look at a tender situation we will be in a better position to judge. I hope that the [inaudible] instead of going new tender and [inaudible] based on our last bid then that's very simple, but if they go for the new process then we will have to look at it in that situation. And on Russia, we really do not comment on these kind of questions.
________________________________________________________________________________

LAKSHMI MITTAL - MITTAL STEEL - CHAIRMAN & CEO

Thank you very much.
________________________________________________________________________________

OPERATOR

(OPERATOR INSTRUCTIONS) Henry Maudi, Thomas Liesel.
________________________________________________________________________________

HENRY MAUDI - THOMAS LIESEL - ANALYST

Thank you for your time. With six weeks left in the first quarter could you comment more specifically on the remaining procedural steps that you plan to take to complete the ISG acquisition, including a specific timeline.
________________________________________________________________________________

ADITYA MITTAL - MITTAL STEEL - PRESIDENT AND CFO

The most significant procedural step still outstanding is the effectiveness of our Form F4 which has been filed with the SEC. We received comments from them and we replied back to their comments, they are now reviewing our latest amended filing. As soon as the SEC declares the form effective, which could be in one or two weeks from now, we would then publish the Offering Circular and send it out to all shareholders for the vote. As soon as the vote occurs which will be 30 days after the Offering Circular is mailed out the closing would be within days, and that's a specific timetable, and that's why we expect within the next six weeks we should be able to complete the finalization of the F4 with the SEC as well as the shareholders vote and the close of the transaction.
________________________________________________________________________________

HENRY MAUDI - THOMAS LIESEL - ANALYST

Do you think there's any probability that the SEC would come back with additional comments on your comments?
________________________________________________________________________________

LAKSHMI MITTAL - MITTAL STEEL - CHAIRMAN & CEO

Yes, the possibility always exists, but we have replied to their comments and we believe our filings is in rather good shape and within the next one or two weeks it should become effective.
________________________________________________________________________________

HENRY MAUDI - THOMAS LIESEL - ANALYST

Thank you very much.
________________________________________________________________________________

OPERATOR

(OPERATOR INSTRUCTIONS) Manuel Farro, BBVA.
________________________________________________________________________________

MANUEL FARRO - BBVA - ANALYST

Hello, thank you for your time. I would like to ask when are you coming with the outdated results of 2004 to the market?
________________________________________________________________________________

ADITYA MITTAL - MITTAL STEEL - PRESIDENT AND CFO

We would coincide that with the publication of our annual result which historically is in April.
________________________________________________________________________________

MANUEL FARRO - BBVA - ANALYST

Sorry, when?
________________________________________________________________________________

ADITYA MITTAL - MITTAL STEEL - PRESIDENT AND CFO

April.
________________________________________________________________________________

MANUEL FARRO - BBVA - ANALYST

April, okay. We are going to get some projection as well of your company or not?
________________________________________________________________________________

ADITYA MITTAL - MITTAL STEEL - PRESIDENT AND CFO

The company is SEC registered in the New York Stock Exchange and historically we have not given, and I do not believe we will give in the future as well. We have provided you guidance for the first quarter and we have given you all the filings that we made with the SEC to make your own set of projections for the company.
________________________________________________________________________________

MANUEL FARRO - BBVA - ANALYST

Okay, nothing more, thank you very much.
________________________________________________________________________________

OPERATOR

(OPERATOR INSTRUCTIONS) Closing Comments.
________________________________________________________________________________

LAKSHMI MITTAL - MITTAL STEEL - CHAIRMAN & CEO

Thank you for participating in this conference call and thank you for your interest in the company, and we are looking forward to talking to you in the next quarter. Have a good day. Bye.